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Cusip #381317106

Item 1:       Bernard A. Osher, TR UA 3/8/88
Item 4:       US Citizen
Item 5:       8,031,450
Item 6:       0
Item 7:       8,031,450
Item 8:       0
Item 9:       8,031,450
Item 11:      5.07%
Item 12:      IN

Item 1(a).    Name of Issuer:

              Golden West Financial Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:

              1901 Harrison Street
              Oakland, California 94612

Item 2(a).    Name of Person Filing:

              Bernard A. Osher, TR UA 3/8/88

Item 2(b).    Principal Business Office:

              909 Montgomery Street, 3rd Floor
              San Francisco, California 94133

Item 2(c).    Citizenship:

              U.S. Citizen

Item 2(d).    Title of Class of Securities:

              Common Stock

Item 2(e).    CUSIP Number:

              381317 10 6

Item 3.       Not applicable.

Item 4.       Ownership

(a)  Amount beneficially Owned                                  (i)  8,031,450

(b)  Percent of Class:                                                   5.07%

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:                  8,031,450

     (ii) shared power to vote or to direct the vote:                        0

     (iii)sole power to dispose or to direct the disposition of:     8,031,450

     (iv) shared power to dispose of or to direct the disposition of:        0


Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.


Dated:  January 18, 2001      /s/ Bernard A. Osher
                              ----------------------
                                  Bernard A. Osher